Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019
July 8, 2009
VIA EDGAR AND E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Joe McCann

Re:	CareFusion Corporation Amendment No. 4 to the Registration Statement on Form 10 (File No. 001-34273) Filed on July 7, 2009
Dear Mr. McCann:
     Further to our follow up conversation on July 8, 2009, on behalf of our client, CareFusion Corporation (the “Company”), which is currently a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), we are providing to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) additional changed pages (p. 6, 151, 152 and 153) of the Information Statement (marked to show changes from the pages you reviewed this morning) which will form a part of Amendment No. 5 to the Registration Statement in response to comment 2 in your letter dated July 7, 2009 regarding Amendment No. 4 to the Registration Statement on Form 10 of the Company (File No. 001-34273) (the “Registration Statement”). If it would expedite the review of the information provided herein, please do not hesitate to call Erika Weinberg at (212) 310-8910.

Very truly yours,
/s/ Erika Weinberg	/s/ David Katz
Erika Weinberg, Esq. Weil, Gotshal & Manges LLP	David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz

cc:	Jack Adams, Esq. James Barnett, Esq. Rod D. Miller, Esq. David K. Lam, Esq.

What are the material U.S. federal income tax consequences of the contribution and the distribution?	It is a condition to the completion of the distribution that Cardinal Health obtain a private letter ruling from the IRS substantially to the effect that, among other things, the contribution and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, which Cardinal Health has received. In addition, it is a condition to the completion of the distribution that Cardinal Health receive opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and the distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. Under the private letter ruling from the IRS, the contribution and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Section 355 and Section 368(a)(1)(D) of the Code, and accordingly, no gain or loss will be recognized by Cardinal Health in connection with the contribution and distribution and, except with respect to cash received in lieu of a fractional share of CareFusion common stock no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of CareFusion common stock in the distribution. You will recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of CareFusion common stock. For more information regarding the private letter ruling and the potential U.S. federal income tax consequences to Cardinal Health and to you of the contribution and the distribution, see the section entitled “The Separation — Material U.S. Federal Income Tax Consequences.”
How will I determine my tax basis in the CareFusion shares I receive in the distribution?	For U.S. federal income tax purposes, your aggregate basis in the common shares that you hold in Cardinal Health and the new CareFusion common stock received in the distribution (including any fractional share interest in CareFusion common stock for which cash is received) will equal the aggregate basis in the common shares of Cardinal Health held by you immediately before the distribution, allocated between your common shares of Cardinal Health and the CareFusion common stock (including any fractional share interest in CareFusion common stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date.
You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the contribution by Cardinal Health of assets of the clinical and medical products business to us and the distribution by Cardinal Health of at least 80% of our outstanding common stock to its shareholders. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the U.S. Treasury regulations, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the contribution and the distribution will be consummated in accordance with the separation agreement and as described in this information statement. This summary does not purport to be a complete description of all U.S. federal income tax consequences of the contribution and the distribution nor does it address the effects of any state, local or foreign tax laws or U.S. federal tax laws other than those relating to income taxes on the contribution and the distribution. The tax treatment of a Cardinal Health shareholder may vary depending upon that shareholder’s particular situation, and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold common shares in Cardinal Health, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their Cardinal Health common shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who received Cardinal Health common shares upon the exercise of employee stock options or otherwise as compensation, and shareholders who are subject to alternative minimum tax) may be subject to special rules not discussed below. This summary does not address U.S. federal income tax consequences to a Cardinal Health shareholder who, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. In addition, this summary does not address the U.S. federal income tax consequences to those Cardinal Health shareholders who do not hold their Cardinal Health common shares as capital assets within the meaning of Section 1221 of the Code.

Each shareholder is urged to consult the shareholder’s tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any U.S. federal, state or local or foreign tax laws and of changes in applicable tax laws.

The distribution is conditioned upon Cardinal Health’s receipt of a private letter ruling from the IRS substantially to the effect that, among other things, the contribution and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Cardinal Health received a private letter ruling from the IRS substantially to the effect that the contribution and the distribution will so qualify. In addition, it is a condition to the distribution that Cardinal Health receive opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and the distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. Such ruling is based on and such opinions will be based on, among other things, certain assumptions as well as on the accuracy and completeness of certain representations and statements that Cardinal Health and we made to the IRS and will make to counsel. In rendering the ruling and opinions, the IRS relied, and in rendering the opinions counsel will rely, on certain covenants that Cardinal Health and we enter into, including the adherence by Cardinal Health and us to certain restrictions on future actions. Although a private letter ruling from the IRS is generally binding on the IRS, if any of the assumptions, representations or statements that Cardinal Health and we made are, or become, inaccurate or incomplete, or if Cardinal Health or we breach any of our covenants, the contribution and the distribution might not qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. In addition, if any of the assumptions, representations or statements that Cardinal Health and we make are, or become, inaccurate or incomplete, or if Cardinal Health or we breach any of our covenants, the conclusions reached by counsel in their opinions might no longer be valid. The opinions will not be binding on the IRS or the courts. For these reasons, notwithstanding receipt by Cardinal Health of the private letter ruling and opinions of counsel, the IRS could assert successfully that the distribution was taxable. In that event the above consequences would not apply and both Cardinal Health and holders of Cardinal

Health common shares who received shares of our common stock in the distribution could be subject to significant U.S. federal income tax liability.

Under the private letter ruling from the IRS, the contribution and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and accordingly, the following will describe the material U.S. federal income tax consequences to Cardinal Health, us and Cardinal Health shareholders of the contribution and the distribution:

•	subject to the discussion below regarding Section 355(e) of the Code, neither we nor Cardinal Health will recognize any gain or loss upon the contribution and the distribution of our common stock and no amount will be includable in the income of Cardinal Health or us as a result of the contribution and the distribution other than taxable income or gain possibly arising out of internal restructurings undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns;

•	a Cardinal Health shareholder will not recognize any gain or loss and no amount will be includable in income as a result of the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of our common stock;

•	a Cardinal Health shareholder’s aggregate tax basis in such shareholder’s Cardinal Health common shares and in our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will equal such shareholder’s tax basis in its Cardinal Health common shares immediately before the distribution, allocated between the Cardinal Health common shares and our common stock (including any fractional share interest in our common stock for which cash is received) in proportion to their relative fair market values on the distribution date;

•	a Cardinal Health shareholder’s holding period for our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will include the holding period for that shareholder’s Cardinal Health common shares; and

•	a Cardinal Health shareholder who receives cash in lieu of a fractional share of our common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Cardinal Health shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Cardinal Health common shares exceeds one year at the time of the distribution.

U.S. Treasury regulations provide that if a Cardinal Health shareholder holds different blocks of Cardinal Health common shares (generally common shares of Cardinal Health purchased or acquired on different dates or at different prices), the aggregate basis for each block of Cardinal Health common shares purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock received in the distribution in respect of such block of Cardinal Health common shares and such block of Cardinal Health common shares, in proportion to their respective fair market values. The holding period of the shares of our common stock received in the distribution in respect of such block of Cardinal Health common shares will include the holding period of such block of Cardinal Health common shares. If a Cardinal Health shareholder is not able to identify which particular shares of our common stock are received in the distribution with respect to a particular block of Cardinal Health common shares, for purposes of applying the rules described above, the stockholder may designate which shares of our common stock are received in the distribution in respect of a particular block of Cardinal Health common shares, provided that such designation is consistent with the terms of the distribution. Cardinal Health shareholders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

U.S. Treasury regulations also require each Cardinal Health shareholder who receives our common stock in the distribution to attach to the shareholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution. Within a reasonable period of time after the distribution, Cardinal Health expects to make available to its shareholders information pertaining to compliance with this requirement.

Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to Cardinal Health (but not Cardinal Health’s shareholders) under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in Cardinal Health or us. For this purpose, any acquisitions of Cardinal Health common shares or our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Cardinal Health or we may be able to rebut that presumption.

Payments of cash to holders of Cardinal Health common shares in lieu of fractional shares may be subject to information reporting and backup withholding at a rate of 28%, unless a shareholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a shareholder’s U.S. federal income tax liability, provided that the required information is timely supplied to the IRS.

In connection with the distribution, we and Cardinal Health will enter into a tax matters agreement pursuant to which we will agree to be responsible for certain tax liabilities and obligations following the distribution. For a description of the tax matters agreement, see “Our Relationship with Cardinal Health Following the Distribution — Agreements with Cardinal Health — Tax Matters Agreement.”

The foregoing is a summary of material U.S. federal income tax consequences of the contribution and the distribution under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of shareholders. Each Cardinal Health shareholder should consult its own tax advisor as to the particular tax consequences of the distribution to such shareholder, including the application of U.S. federal, state or local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

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